ASSET PURCHASE AGREEMENT

BETWEEN

REALTYCRUNCH INC.

– and –

REAL BROKER, LLC

– and –

THE REAL BROKERAGE INC.

JANUARY 8, 2021

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	TABLE OF CONTENTS
	(continued)
		Page
8.8	Third Party Beneficiaries	11
8.9	Assignment	12
8.10	Electronic Signatures and Delivery	12
8.11	Counterparts	12

-ii-

GPSTRK0022

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is dated January 8, 2021

B E T W E E N :

REALTYCRUNCH INC., a corporation incorporated under the laws of Delaware

(the “Seller”)

- and -

REAL BROKER, LLC, a limited liability company formed under the laws of Texas

(the “Buyer”)

- and -

THE REAL BROKERAGE INC, a company incorporated under the laws of the Province of British Columbia

(the “Parent”)

CONTEXT:

A. The Seller carries on the business of being a collaboration web and mobile application for home buyers and real estate agents in the United States (the “Business”).

B. The Seller wishes to sell, and the Buyer wishes to purchase, certain of the Seller’s assets that are used in connection with the Business.

C. The Buyer is a wholly-owned subsidiary of the Parent.

THEREFORE, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, in addition to terms defined elsewhere in this Agreement, the following terms have the following meanings:

1.1.1 “Agreement” means this agreement, including all Schedules and Exhibits, as it may be confirmed, amended, supplemented or restated by written agreement between the Parties.

1.1.2 “Buyer Indemnified Parties” means the Buyer, the Parent and their respective affiliates, and their respective directors, officers, shareholders, agents and employees, and the respective successors of each of them.

1.1.3 “Claim” means any claim, demand, action, cause of action, suit, arbitration, investigation, proceeding, complaint, grievance, charge, prosecution, assessment or reassessment, including any appeal or application for review.

1.1.4 “Contract” means any agreement, understanding, undertaking, commitment, license or lease, whether written or oral.

1.1.5 “Employees” means all personnel and independent contractors employed, engaged or retained by the Seller in connection with the Business, including any that are on medical or long-term disability leave, or other statutory or authorized leave of absence.

1.1.6 “Governmental Authority” means:

1.1.6.1 any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and

1.1.6.2 any quasi-governmental, private body or stock exchange (including the TSXV) exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them.

1.1.7 “Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority.

1.1.8 “Loss” means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment, including:

1.1.8.1 the reasonable costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise;

1.1.8.2 all interest, fines and penalties; and

1.1.8.3 all reasonable professional fees and disbursements,

but excluding loss of profits and punitive, exemplary, indirect, special and consequential damages.

1.1.9 “Person” means any individual or corporation, partnership, association, limited liability company, joint venture, trust, Governmental Authority or other entity of any kind.

1.1.10 “SAFEholders” means the holders of “simple agreements to acquire future equity” of the

Seller.

1.1.11 “Seller Indemnified Parties” means the Seller and its affiliates, and their respective directors, officers, shareholders, agents and employees, and the respective successors of each of them.

1.1.12 “Tax” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind imposed by any Governmental Authority, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof.

1.1.13 “TSXV” means the TSX Venture Exchange.

1.1.14 “Transferred Employees” means those Employees who accept the offer of employment or engagement made by the Buyer effective on the Closing Date.

ARTICLE 2

PURCHASE AND SALE

2.1 Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, on the Closing Date (as defined in Section 4.1) the Seller will sell and the Buyer will purchase certain of the Seller’s rights, assets, privileges, benefits and property, that relate to, or are used or held for use in, the Business, including the following (collectively, the “Purchased Assets”):

2.1.1 Technology Assets: all laptops, computers and computer equipment and accessories and hardware and software used or held for use by the Seller in or in connection with the Business and all rights, privileges, licenses and entitlements to use that property in the same manner as are and have been used by the Seller (the “Technology Assets”);

2.1.2 Goodwill: the goodwill of the Business, including all right, title and interest of the Seller in, to and in respect of all elements that contribute to the goodwill of the Business, and including the goodwill represented by packaging, labelling, advertising, marketing and promotional materials, and the logo set out in Schedule 2.1;

2.1.3 Intellectual Property: all trademarks and trademark applications, trade names, certification marks, patents and patent applications, copyrights, domain names, industrial designs, trade secrets, know-how, formulae, processes, inventions, technical expertise, software licenses, research data and other similar property, owned by or licensed to the Seller and used in connection with the Business, including all associated registrations and applications for registration, and all associated rights, including moral rights (the “Intellectual Property”), including all of the Seller’s Intellectual Property that is registered with any Governmental Authority as set forth on Schedule 2.1; and

2.1.4 Permits: all authorizations, registrations, permits, certificates of approval, approvals, grants, licenses, quotas, consents, commitments, rights or privileges (other than those relating to the Intellectual Property) issued or granted by any Governmental Authority to the Seller in connection with the Business (the “Permits”);

But, for greater certainty, excluding: (a) all cash, bank balances, money in possession of banks and other depositories, term or time deposits and similar cash or cash equivalents, owned or held by or for the account of the Seller, (b) all shares, notes, bonds, debentures or other securities of or issued by corporations or other Persons and all certificates or other evidence of ownership of the shares, notes, bonds, debentures or other securities owned or held by or for the account of the Seller, (c) all rights of the Seller under this Agreement and the documents and agreements delivered in connection with this Agreement, (d) the corporate seals, organizational documents, minute books or other records relating to the organization of the Seller, (e) any real estate owned or leased by the Seller, (f) any inventories of the Seller, (g) pre-paid amounts, (h) Contracts to which the Seller is a party, and (i) any fixed assets and equipment of the Seller other than the Technology Assets (collectively, the “Excluded Assets”).

2.2 Assumption of Obligations

The Buyer will not assume, pay, perform or discharge any liabilities or obligations of the Seller (the “Excluded Liabilities”), all of which will remain the sole responsibility of the Seller. Without limiting the generality of the foregoing, such Excluded Liabilities include:

2.2.1 any liability of the Seller to any bank or other financial institution or lender by way of loan or other credit facility;

2.2.2 any liability of the Seller for any personal injury claims arising by reason of the occurrence at or before the Closing of any injury, accident or other event relating to the operations of the Seller;

2.2.3 any product liability or warranty liability relating to products manufactured or sold or services performed by the Seller at or before the Closing;

2.2.4 all costs and expenses that are the responsibility of the Seller;

2.2.5 any liability of the Seller to its securityholders (including SAFEholders), affiliates or associates or any other Person not dealing at arm’s length with any of them;

2.2.6 any liability of the Seller, absolute or contingent, incurred, due or accruing due, whether before or after the Closing Date, and whether for Claims or otherwise, relating to the Excluded Assets;

2.2.7 any obligations, absolute or contingent, arising from, incidental to, or in any way related to the ownership or operation of the Excluded Assets;

2.2.8 any liability of the Seller for any breach by the Seller of any Laws relating to the operation of the Business or use of the Purchased Assets up to and including the Closing;

2.2.9 any liabilities of the Seller under Contracts arising in respect of the period up to and including the Closing, and any liabilities that arise from or relate to any breach or default by the Seller under any Contract;

2.2.10 any liability of the Seller for Taxes relating to the operation of the Business that arise before, or are related to a period of time before, the Closing; and

2.2.11 any liability of the Seller for wages, salaries, bonuses, vacation pay or other remuneration, severance pay, pension obligations or other obligations under any Plans or otherwise, or for any Claims under workers’ compensation or similar Laws, relating to any Employee while employed, engaged or retained by the Seller in the Business including relating to Employees who refuse the Buyer’s offers of employment, regardless of the reason for refusal.

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price

The aggregate purchase price payable by the Buyer to the Seller for the purchased assets (the “Purchase Price”) will be $1,100,000 plus an aggregate of 184,227 transferable common share purchase warrants of the Parent (the “Real Warrants”) to be issued to the Seller or its designees. Each Real Warrant is exercisable into one common share of the Parent (each a “Warrant Share”) at a price of CDN$1.36 for a period of four (4) years from the Closing Date.

3.2 Payment of Purchase Price

The Buyer will satisfy the Purchase Price at the Closing (as defined in Section 4.1) by:

3.2.1 delivering to the Seller by a wire transfer of immediately available funds to an account designated in writing by the Seller in the amount of $1,100,000; and

3.2.2 the issuance and delivery of certificates representing the Real Warrants to the Seller or its designees.

3.3 Allocation of Purchase Price

The Seller and Buyer acknowledge and agree that an independent appraiser will be engaged to determine how the Purchase Price will be allocated among the assets purchased under this Agreement with such determination to be made within 12 months of the Closing Date. The Seller and the Buyer will cooperate in filing any elections under any taxation statutes that are necessary to give effect to this allocation for tax purposes. The Seller and the Buyer will prepare and file their tax returns in a manner consistent with that allocation and those elections.

ARTICLE 4

CLOSING ARRANGEMENTS

4.1 Closing Arrangements

The completion of the sale of assets under this Agreement (the “Closing”) will take place at 10:00 a.m. (New York time) on January 8, 2021 (the “Closing Date”). All required documents may be delivered as originals or may be delivered by electronic transmission, except that the Warrant Certificates must be signed and delivered in original form.

4.2 Seller’s Deliveries

The obligation of the Buyer and the Parent to complete the transactions contemplated by this Agreement will be subject to the Seller having delivered to the Buyer and the Parent the following in form and substance satisfactory to the Buyer and the Parent on or before the Closing Date:

4.2.1 all conveyances, bills of sale, transfers, assignments, consents and other documents necessary to transfer good and marketable title in the Purchased Assets to the Buyer, free and clear of all liens, charges and encumbrances; and

4.2.2 evidence satisfactory to the Buyer and the Parent that all necessary corporate action, including any shareholder approval, has been duly taken by the Seller to approve this Agreement and the completion of the transactions contemplated by this Agreement.

Notwithstanding the foregoing, the Buyer and the Parent’s obligations to close are also conditional upon the receipt of any and all required regulatory approvals from any Governmental Authority including the TSXV.

4.3 Buyer’s Deliveries

The obligation of the Seller to complete the transactions contemplated by this Agreement will be subject to the Buyer and the Parent having delivered to the Seller the following in form and substance satisfactory to the Seller on or before the Closing Date:

4.3.1 The delivery of the Purchase Price including certificates representing the Warrants;

4.3.2 evidence reasonably satisfactory to the Seller that new employment agreements and option grant agreements have been entered into with the Transferred Employees; and

4.3.3 the receipt of any and all required regulatory approvals from any Governmental Authorities, including the TSXV.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1 Seller’s Representations and Warranties

The Seller represents and warrants to the Buyer that:

5.1.1 the Seller is a corporation duly incorporated and validly existing under the laws of Delaware;

5.1.2 the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action (including shareholder approval) on the part of the Seller;

5.1.3 the Seller is not a party to, bound by, or subject to any agreement, indenture, mortgage, lease, instrument, order, judgment or decree, or any provision of its articles or by-laws, that would be violated, contravened or infringed by the execution and delivery of this Agreement by the Seller or the performance of its obligations under this Agreement;

5.1.4 no authorization, approval, order or consent of, or filing with, any Governmental Authority is required on the part of the Seller in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement;

5.1.5 no consent, approval or waiver of a third party is required to be obtained in order to complete the transactions contemplated by this Agreement, other than those that have been obtained;

5.1.6 the Seller owns, possesses and has good and marketable title to all of the Purchased Assets, free and clear of all liens, charges and encumbrances (other than liens for current taxes not yet due) and, at the Closing, the Seller will have the absolute and exclusive right to sell the Purchased Assets to the Buyer as contemplated by this Agreement;

5.1.7 there has not been any material adverse change in the condition of the Purchased Assets or any substantial loss of or damage to the Purchased Assets;

5.1.8 no person other than the Buyer has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option for the purchase or acquisition from the Seller of any of the Purchased Assets;

5.1.9 there is no action, litigation or other proceeding in progress, pending or threatened against the Seller that would have a material adverse effect on the Purchased Assets or the ability of the Seller to sell the Purchased Assets to the Buyer;

5.1.10 the use of the Purchased Assets by the Seller is in material compliance with all applicable Laws and the Seller has not received notice of any violation by the Seller of any Laws related to the use of the Purchased Assets;

5.1.11 Schedule 2.1 lists all Intellectual Property that is registered with any Governmental Authority, the jurisdictions (if any) in which that Intellectual Property is registered (or in which application for registration has been made), and the applicable expiry dates of all listed registrations. All necessary legal steps have been taken by the Seller to preserve its rights to the Intellectual Property listed on Schedule 2.1. All license agreements under which the Seller has been granted a right to use, or otherwise exploit, Intellectual Property owned by third parties are also listed on Schedule 2.1. The Intellectual Property that is owned by the Seller is free and clear of any Encumbrances, and no Person other than the Seller has any right to use that Intellectual Property except as disclosed in Schedule 2.1. The use by the Seller of any Intellectual Property owned by third parties is valid, and the Seller is not in default or breach of any license agreement relating to that Intellectual Property, and there exists no state of facts that, after notice or lapse of time or both, would constitute a default or breach under that Intellectual Property. The Intellectual Property forming part of the Purchased Assets does not infringe the intellectual property of any Person;

5.1.12 the Seller has paid all compensation or other amounts owed to any current or former employee or independent contractor of the Seller, including wages, salary, bonus, vacation pay or other remuneration, for all periods relating to the service with the Seller at any time prior to the Closing Date;

5.1.13 all personal information in the possession of the Seller forming part of the Purchased Assets has been collected, used and disclosed in compliance with all applicable Laws in those jurisdictions in which the Seller conducts, or is deemed by operation of law in those jurisdictions to conduct, the Business.

5.1.14 all facts relating to the Purchased Assets that would be material to a prospective buyer of the Purchased Assets under this Agreement have been disclosed to the Buyer;

5.1.15 the Seller acknowledges that any certificates representing the Warrants and the Warrant Shares will bear such legend or legends as may, in the opinion of counsel to the Buyer and Parent be reasonably necessary in order to avoid a violation of any securities Laws or to comply with the requirements of the TSXV, provided that if, at any time, in the opinion of counsel to the Buyer and Parent such legends are no longer necessary to avoid a violation of any such Laws, or the holder of any such legended certificate or direct registration statement, at the holder’s expense, provides the Buyer and Parent (which may include an opinion of counsel reasonably satisfactory to the Buyer and Parent) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legends are not required, such legended certificate or direct registration statement may thereafter be surrendered to the Buyer and Parent in exchange for a certificate or direct registration statement which does not bear such legend;

5.1.16 the representations and warranties contained in this Section 5.1 will be true on and as of the Closing Date with the same effect as if made on and as of the Closing Date.

5.2 Buyer’s Representations and Warranties

The Buyer represents and warrants to the Seller that:

5.2.1 the Buyer is a limited liability company duly formed and validly existing under the laws of Texas;

5.2.2 the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of the Buyer;

5.2.3 the Buyer is not party to, bound by, or subject to any agreement, indenture, mortgage, lease, instrument, order, judgment or decree, or any provision of its articles or by-laws, that would be violated, contravened or infringed by the execution and delivery of this Agreement by the Buyer or the performance of its obligations under this Agreement; and

5.2.4 the representations and warranties contained in this Section 5.2 will be true on and as of the Closing Date with the same effect as if made on and as of the Closing Date.

5.3 Parent’s Representations and Warranties

The Parent represents and warrants to the Seller that:

5.3.1 the Parent is a company duly incorporated and validly existing under the laws of the Province of British Columbia;

5.3.2 the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of the Parent;

5.3.3 the Parent is not party to, bound by, or subject to any agreement, indenture, mortgage, lease, instrument, order, judgment or decree, or any provision of its articles or by-laws, that would be violated, contravened or infringed by the execution and delivery of this Agreement by the Parent or the performance of its obligations under this Agreement; and

5.3.4 the representations and warranties contained in this Section 5.3 will be true on and as of the Closing Date with the same effect as if made on and as of the Closing Date.

ARTICLE 6

COVENANTS

6.1 Conduct of Business Before Closing

Until the Closing Date, the Seller will:

6.1.1 use the Purchased Assets in the ordinary course, consistent with past practice;

6.1.2 refrain from entering into any contract, commitment or transaction pertaining to the Purchased Assets except in the ordinary course of the Business, or with the prior written consent of the Buyer;

6.1.3 comply in all material respects with all laws applicable to the use of the Purchased Assets in the Business;

6.1.4 apply for, maintain in good standing and renew all Permits held for, used in or necessary to the operation of the Business as currently operated;

6.1.5 not sell, dispose of or encumber any of the Purchased Assets except in the ordinary course of the Business; and

6.1.6 upon reasonably advance request by the Buyer, give to the Buyer’s representatives full access during business hours to all properties, premises, assets, agreements, and records relating to the Purchased Assets and give them information that they reasonably request.

6.2 Risk of Loss

All of the assets to be purchased under this Agreement will be and remain at the risk of the Seller until the completion of the transactions contemplated by this Agreement, and the Seller will give all notices and present all claims under all insurance policies in due and timely fashion. If the Purchased Assets, or any substantial part of them, are damaged or destroyed in any material respect before the completion of the transactions contemplated by this Agreement, the Buyer will have the option to terminate this Agreement or complete the purchase and have all proceeds of insurance paid to it.

6.3 Non-Competition

For two (2) years after the Closing Date, the Seller will not, either directly or indirectly, in any manner including, without limitation, individually or in partnership or otherwise jointly or in conjunction with any other Person (as principal, beneficiary, director, officer, shareholder, partner, member, manager, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier or lender) carry on, or have any interest in or advise or assist any Person engaged or interested in, any business that is carried on in the United States and that is competitive with the business carried on by the Buyer at the date of this Agreement.

ARTICLE 7

INDEMNIFICATION, SURVIVAL AND CONDITIONS

7.1 Indemnification by the Seller

Subject to the other provisions of this Article 7, the Seller will indemnify and hold harmless each Buyer Indemnified Party from and against any Loss that a Buyer Indemnified Party may suffer as a result of, relating to or arising from:

7.1.1 any breach of any representation or warranty made by the Seller in this Agreement;

7.1.2 any non-performance of any covenant or agreement of the Seller contained in this Agreement;

7.1.3 any Excluded Liabilities;

7.1.4 any Claim that may arise as a result of the payment of any portion of the Purchase Price by the Buyer to one or more designees of the Seller pursuant to section 3.1 and 3.2 of this Agreement; and

7.1.5 the ownership, possession or operation of the Purchased Assets or the Business before the Closing.

7.2 Indemnification by the Buyer and the Parent

Subject to the other provisions of this Article 7, the Buyer or the Parent (as the case may be) will indemnify and hold harmless each Seller Indemnified Party from and against any Loss that a Seller Indemnified Party may suffer as a result of, relating to or arising from:

7.2.1 any breach of any representation or warranty made by the Buyer or the Parent (as the case may be) in this Agreement; and

7.2.2 any non-performance of any covenant or agreement of the Buyer or the Parent (as the case may be) contained in this Agreement.

7.3 Survival

All of the representations, warranties and covenants in this Agreement will survive for a period of 12 months following the Closing.

7.4 Limitations

No claim for indemnification under this Article 7 with respect to a breach of any provision of this Agreement may be brought unless the party bringing such claim notifies the other party in writing within the time period set forth in Section 7.3.

7.5 Conditions

All representations, warranties and covenants in this Agreement may, at the option of the party to which they are given, be treated as conditions, the material breach of any of which will entitle that party to terminate this Agreement prior to the Closing.

ARTICLE 8

GENERAL

8.1 Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the State of Delaware.

8.2 Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no representations, warranties or other agreements between the parties in connection with the subject matter of this agreement except as specifically set out in this Agreement, or in any other agreements and documents delivered under this agreement. No party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this agreement or in any other agreements and documents delivered under this Agreement.

8.3 Time of Essence

Time is of the essence in all respects of this Agreement.

8.4 Further Assurances

Each of the parties, upon the request of the other party, will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to complete and give full effect to the transactions contemplated by this Agreement.

8.5 Costs and Expenses

Except as otherwise specified in this Agreement, all costs and expenses (including the fees and disbursements of accountants, financial advisors, legal counsel and other professional advisors) incurred in connection with the negotiation and settlement of this Agreement, and the completion of the transactions contemplated by this Agreement, are to be paid by the Party incurring those costs and expenses. Notwithstanding the foregoing, on the Closing Date, the Buyer will pay the legal fees of the Seller in connection with the Transaction up to $40,000 inclusive of any taxes and disbursements.

8.6 Payment and Currency

Any money to be advanced, paid or tendered by any Party under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word “dollar” and the “$” sign refer to United States currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in United States currency.

8.7 Independent Legal Advice

Each of the Parties acknowledges that it has read and understands the terms and conditions of this Agreement and acknowledges and agrees that it has had the opportunity to seek, and was not prevented or discouraged by any other Party from seeking, any independent legal advice which it considered necessary before the execution and delivery of this Agreement and that, if it did not avail itself of that opportunity before signing this Agreement, it did so voluntarily without any undue pressure, and agrees that its failure to obtain independent legal advice will not be used by it as a defence to the enforcement of its obligations under this Agreement.

8.8 Third Party Beneficiaries

This Agreement is not intended to, and does not, confer any rights or remedies on any Person other than the Parties (and their respective successors and assigns) and the Indemnified Parties. The Parties reserve their right to vary or rescind, at any time and in any way, the rights, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

8.9 Assignment

Neither this Agreement nor any right or obligation under this Agreement may be assigned by either party without the prior consent of the other party. Subject to the foregoing, this Agreement inures to the benefit of and is binding upon the parties and their respective successors and permitted assigns.

8.10 Electronic Signatures and Delivery

This Agreement and any counterpart of it may be:

8.10.1 signed by manual, digital or other electronic signatures; and

8.10.2 delivered or transmitted by any digital, electronic or other intangible means, including by e- mail or other functionally equivalent electronic means of transmission;

and that execution, delivery and transmission will be valid and legally effective to create a valid and binding agreement between the parties.

8.11 Counterparts

This Agreement may be signed and delivered by the parties in counterparts, with the same effect as if each of the parties had signed and delivered the same document, and that execution and delivery will be valid and legally effective.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Each of the parties has executed and delivered this agreement as of the date noted at the beginning of this Agreement.

REALTYCRUNCH INC.

By:	signed “Pritesh Damani”
Name: Pritesh Damani
Title: Chief Executive Officer

REAL BROKER, LLC

By:	signed “Tamir Poleg”
Name: Tamir Poleg
Title: Chief Executive Officer

THE REAL BROKERAGE INC.

By:	signed “Tamir Poleg”
Name: Tamir Poleg
Title: Chief Executive Officer

GPSTRK0022

Schedule 2.1

Purchased Assets – Intellectual Property

1. All source code hosted at github.com

2. Domain name realtycrunch.io

3. RealtyCrunch Trademark (Serial No. 88864067; Registration No. 6179317) and all related graphic artwork and logos